[DESCRIPTION]NOTIFICATION OF LATE FILING OF 10-K


                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON,  D.C. 20549

                              FORM 12b-25


                        NOTIFICATION OF LATE FILING



(CHECK ONE):/XX/ FORM 10-K / / Form 20-F/ / Form 11-K/ /Form 10-Q/ / form N-SAR

           For period ended:  December 31, 1998
                             ------------------------
           [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

           For the Transition Period ended:

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  READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant

         Quadrax Corporation
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Former Name if applicable


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Address of Principal Executive Office (STREET AND NUMBER)

         P.O.Box 1001  618 Main Street
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City, State and Zip Code

         West Warwick, RI 02893-0901
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PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATACH EXTRA SHEETS IF NEEDED)

PART III -- NARRATIVE


     On February 27, 1998, Quadrax Corporation filed a petition for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court, for the District of Rhode Island.

     The Company is currently working to file an amended plan of reorganization and a disclosure statement pursuant to the Bankruptcy Code. The plan of reorganization is expected to be submitted to the Bankruptcy Court on April 7, 1999.

As a result of the Company's reduced financial and administrative staff and the informational and filing requirements imposed by the Bankruptcy Court, the required financial statements and related information necessary for inclusion in the Form 10KSB are not complete at this time. The Company will require additional time to prepare such information and have the audit completed by its auditors.

The Company expects that the filing will be made shortly following the submission of the Plan of Reorganization.

PART IV - OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notification

   James J. Palermo                     401                   683-6600
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          (Name)                     (Area Code)          (Telephone Number)


(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                                  [ X]Yes [ ] No

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(3)Is it anticipated  that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X]Yes [ ] No

   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                             Change in Results of Operations

Anticipated results of operations, subject to final adjustments, compared to the prior year are as follows:


                                    (unaudited)
                  Year Ended:   December 31, 1998   December 31, 1997

           Sales                     $15,800,000      $13,968,736

          (Loss) from operations     $(1,100,000)    $(10,463,106)

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                            Quadrax Corporation

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                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 1998                            By /s/ JAMES J. PALERMO
    --------------                               ----------------------------
                                                      James J. Palermo
                                                      Chief Executive Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with this form.

                                  ATTENTION
           INTENTIONAL MISSTATEMENTS OR OMISSSIONS OF FACT CONSTITUTE
                    FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                               GENERAL INFORMATION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public reord in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25, but need not restate information that has been correctly furnished. The form shall be clearly identified as an emended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.